  EXHIBIT 99.5

INTELLIPHARMACEUTICS ANNOUNCES PRICING OF $13 MILLION UPSIZED UNDERWRITTEN PUBLIC OFFERING

Toronto, Ontario October 12, 2018 Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced the pricing of an underwritten public offering of an aggregate of 17,391,305 units. Each unit is comprised of one common share (or common share equivalent) and one warrant to purchase one common share. The units are being offered at a public offering price of $0.75 per unit.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

Each warrant has an exercise price of $0.75 per share, is exercisable immediately and will expire five years from the date of issuance. The common shares (or common share equivalent) and the accompanying warrants included in the units can only be purchased together in this offering but will be issued separately. This offering is expected to close on or about October 16, 2018, subject to customary closing conditions.

Intellipharmaceutics also has granted to the underwriter a 30-day option to purchase up to an additional 2,608,695 common shares and/or warrants to purchase up to 2,608,695 common shares, at the initial public offering price, less underwritten discounts and commissions.

The gross proceeds of the offering are expected to be approximately $13 million, prior to deducting discounts and commissions and other offering expenses. The Company intends to use the net proceeds of this offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable, and other commercial expenditures.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission ("SEC") and was declared effective on October 11, 2018, and an additional registration statement on Form F-1 filed pursuant to Rule 462(b), became automatically effective on October 12, 2018. The offering is being made only by means of a prospectus forming part of the effective registration statement. A preliminary prospectus relating to and describing the terms of the offering has been filed with the SEC and a final prospectus relating to the offering will be filed with the SEC, and will be available on the SEC's website at www.sec.gov. Copies of the final prospectus, when available, may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, the expected proceeds from the underwritten public offering, the closing of the public offering and the use of the net proceeds, as well as expressed or implied statements regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to realize any anticipated benefits from our recent reverse stock split and our ability to implement our plan of compliance with the Nasdaq continued listing standards. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1, as amended (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com